Fidelis Insurance Group Expands Capital Management Initiatives

Renews common share repurchase authorization, bringing the total current authorization to $200 million

Increases common share quarterly dividend to $0.15 per share

PEMBROKE, Bermuda, August 6, 2025 - Fidelis Insurance Holdings Limited (NYSE:FIHL) (“Fidelis Insurance Group” or “the Company”), a global specialty insurer, announced today a significant expansion of its capital management initiatives. The Company's Board of Directors approved a renewal to the current common share repurchase authorization to $200 million and additionally approved an increase to the quarterly dividend to $0.15 per common share.

This announcement builds on the $132.8 million in capital returned to common shareholders for the half year ended June 30, 2025, including the repurchase of 6,923,116 common shares for $110.8 million and $22.0 million in dividends. Notably, shares repurchased within the second quarter included 3,109,452 common shares through a privately negotiated repurchase transaction of $50.0 million with CVC Falcon Holdings Limited, who remain one of the Company's longstanding shareholders.

Dan Burrows, Fidelis Insurance Group CEO stated, "Our strategic approach to capital management enables us to prioritize initiatives that maximize shareholder value. With our strong capital position we can continue pursuing attractive underwriting opportunities while also continuing to return capital to our shareholders."

Burrows further commented "We firmly believe that our current stock price does not reflect the true value of our company. Today's announced increase to our common share repurchase authorization provides us with the additional flexibility to capitalize on the considerable discount to net book value."

Additional details: Share Repurchase Authorization and Dividend

Share Repurchase Authorization: The Company's Board of Directors has approved a renewal to the current share repurchase program (the “Program”), bringing the total current authorization to $200 million. Pursuant to the Program, the Company may repurchase shares through a combination of open market purchases under Rule 10b-18 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), accelerated share repurchases or privately negotiated transactions, as well as pursuant to a trading plan meeting the requirements of Rule 10b5-1 under the Exchange Act.

The timing as well as the number and value of common shares repurchased under the Program will be determined by the Company at its discretion and will depend on a variety of factors, including its assessment of the intrinsic value of the Company’s common shares, attractive growth opportunities, the market price of the Company’s common shares, general market and economic conditions, available liquidity, compliance with the Company’s debt and other agreements, applicable legal, regulatory and contractual restrictions and the Company’s capital and business strategy. The Program may be suspended or discontinued by the Board of Directors at any time.

Dividend: The Company's Board of Directors has approved and declared a dividend of $0.15 per share payable on September 26, 2025, to common shareholders of record on September 16, 2025.

About Fidelis Insurance Group

Fidelis Insurance Group is a global specialty insurer, leveraging strategic partnerships to offer innovative and tailored insurance solutions.

We have a highly diversified portfolio that we believe allows us to take advantage of the opportunities presented by evolving (re)insurance markets, proactively shift our business mix across market cycles, and produce superior underwriting returns.

Headquartered in Bermuda, with offices in Ireland and the United Kingdom, Fidelis Insurance Group operating companies have an insurer financial strength rating of A from AM Best, A- from S&P and A3 from Moody’s. For additional information about Fidelis Insurance, our people, and our products please visit our website at www.FidelisInsurance.com.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release constitute “forward-looking statements,” and are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation, statements regarding the Company's timing and ability to utilize its common share repurchase program and the Company's plans to return capital to shareholders. These statements reflect management’s current beliefs, expectations, assumptions, estimates and projections. While the management believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and are subject to known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Important risk factors regarding the Company can be found under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, which are incorporated herein by reference. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to rely on forward-looking statements, and, except as required by law, the Company assumes no obligation and does not intend to update or revise these forward-looking statements after the date of this press release, whether as a result of new information, future events, or otherwise.

Fidelis Insurance Group Investor Contact:

Fidelis Insurance Group
Miranda Hunter
(441) 279 2561
miranda.hunter@fidelisinsurance.com

Fidelis Insurance Group Media Contacts:

Rein4ce
Sarah Hills
+44 (0)7718 882011
sarah.hills@rein4ce.co.uk